May 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ruari James Regan

Re:	Amanat Acquisition Corp Registration Statement on Form S-1 Initially filed on April 17, 2026, as amended File No. 333-295170

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Amanat Acquisition Corp that the effective date of the above- referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on May 18, 2026, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Leerink Partners LLC

/s/ Sean Pitt
Name:	Sean Pitt
Title:	Senior Managing Director

[Signature page to Underwriter’s Acceleration Request]